UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Nevro Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64157F103

(CUSIP Number)

August 9, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64157F103

1	Names of Reporting Persons. BAY CITY CAPITAL LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 700,000 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 700,000 (1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 2.5% (2)
12	Type of Reporting Person (See Instructions) OO

(1)	Comprised of (a) 685,231 shares held directly by Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”) and (b) 14,769 shares held directly by Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”). Management IV is the general partner of Fund IV and Co-Investment IV. BCC and Management IV each have voting and investment control over the shares owned by Fund IV and Co-Investment IV, and may each be deemed to own beneficially the shares held by Fund IV and Co-Investment IV. Neither BCC nor Management IV directly hold securities of the Issuer.
(2)	This percentage is calculated based upon 28,502,344 shares of the Issuer’s common stock outstanding as of July 29, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2016 filed with the Securities and Exchange Commission on August 8, 2016.

CUSIP No. 64157F103

1	Names of Reporting Persons. BAY CITY CAPITAL MANAGEMENT IV LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power 700,000 (1)
	6	Shared Voting Power
	7	Sole Dispositive Power 700,000 (1)
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 2.5% (2)
12	Type of Reporting Person (See Instructions) OO

(1)	Comprised of (a) 685,231 shares held directly by Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”) and (b) 14,769 shares held directly by Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”). Management IV is the general partner of Fund IV and Co-Investment IV. BCC and Management IV each have voting and investment control over the shares owned by Fund IV and Co-Investment IV, and may each be deemed to own beneficially the shares held by Fund IV and Co-Investment IV. Neither BCC nor Management IV directly hold securities of the Issuer.
(2)	This percentage is calculated based upon 28,502,344 shares of the Issuer’s common stock outstanding as of July 29, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2016 filed with the Securities and Exchange Commission on August 8, 2016.

CUSIP No. 64157F103

1	Names of Reporting Persons. BAY CITY CAPITAL FUND IV, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 700,000 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 700,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 2.5% (2)
12	Type of Reporting Person (See Instructions) PN

(1)	Comprised of (a) 685,231 shares held directly by Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”) and (b) 14,769 shares held directly by Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”). Management IV is the general partner of Fund IV and Co-Investment IV. BCC and Management IV each have voting and investment control over the shares owned by Fund IV and Co-Investment IV, and may each be deemed to own beneficially the shares held by Fund IV and Co-Investment IV. Neither BCC nor Management IV directly hold securities of the Issuer.
(2)	This percentage is calculated based upon 28,502,344 shares of the Issuer’s common stock outstanding as of July 29, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2016 filed with the Securities and Exchange Commission on August 8, 2016.

CUSIP No. 64157F103

1	Names of Reporting Persons. BAY CITY CAPITAL FUND IV CO-INVESTMENT FUND, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization DELAWARE
	5	Sole Voting Power
	6	Shared Voting Power 700,000 (1)
	7	Sole Dispositive Power
	8	Shared Dispositive Power 700,000 (1)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 700,000 (1)
10	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 2.5% (2)
12	Type of Reporting Person (See Instructions) PN

(1)	Comprised of (a) 685,231 shares held directly by Bay City Capital Fund IV, L.P., a Delaware limited partnership (“Fund IV”) and (b) 14,769 shares held directly by Bay City Capital Fund IV Co-Investment Fund, L.P., a Delaware limited partnership (“Co-Investment IV”). Bay City Capital LLC, a Delaware limited liability company (“BCC”), is the manager of Bay City Capital Management IV LLC, a Delaware limited liability company (“Management IV”). Management IV is the general partner of Fund IV and Co-Investment IV. BCC and Management IV each have voting and investment control over the shares owned by Fund IV and Co-Investment IV, and may each be deemed to own beneficially the shares held by Fund IV and Co-Investment IV. Neither BCC nor Management IV directly hold securities of the Issuer.
(2)	This percentage is calculated based upon 28,502,344 shares of the Issuer’s common stock outstanding as of July 29, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2016 filed with the Securities and Exchange Commission on August 8, 2016.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G originally filed with the Securities and Exchange Commission (the “SEC”) (the “Schedule 13G”) by the Reporting Persons, with respect to shares of Common Stock of the Issuer beneficially owned by the Reporting Persons. This Amendment No. 1 is being filed to report the disposition of Common Stock by the Reporting Persons. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13G is as set forth in the Schedule 13G. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13G.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Ownership is incorporated herein by reference from items (5) – (9) and (11) of the cover page of each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

The following information with respect to the ownership of Common Stock of the issuer by the Reporting Persons filing this Statement is provided as of August 9, 2016:

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

a.	Sole power to vote or direct the vote

See Row 5 of cover page for each Reporting Person.

b.	Shared power to vote or to direct the vote

See Row 6 of cover page for each Reporting Person.

c.	Sole power to dispose or to direct the disposition of

See Row 7 of cover page for each Reporting Person.

d.	Shared power to dispose or to direct the disposition of

See Row 8 of cover page for each Reporting Person.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2016

/s/ Carl Goldfischer, M.D.
Carl Goldfischer, M.D., Managing Director
Bay City Capital LLC

for itself, for and on behalf of Bay City Capital Management IV LLC in its capacity as manager thereof, and for and on behalf of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P. in its capacity as manager of Bay City Capital Management IV LLC, the general partner of Bay City Capital Fund IV, L.P. and Bay City Capital Fund IV Co-Investment Fund, L.P.